UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

TO

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

iDreamSky Technology Limited

(Name of the Issuer)

iDreamSky Technology Limited

Dream Technology Holdings Limited

Dream Investment Holdings Limited

Dream Merger Sub Limited

Mr. Michael Xiangyu Chen

Mr. Anfernee Song Guan

Mr. Jeffrey Lyndon Ko

Dream Data Services Limited

DT01 Holding International Limited

THL A19 Limited

Shipshape Holdings Limited

Prometheus Capital (International) Co, Ltd

Kingsun (Shanghai) Investment Co., Ltd.

Beijing Junlianxinhai Private Equity Investment Partnership (Limited Partnership)

Ruipu Lehua (Tianjin) Investment Center (Limited Partnership)

Peking Pusi Investment Co., Ltd.

V Capital Company Limited

LT Prosperity (Tianjin) Asset Management LLP

Jiaxing Yaming Investment Partnership (Limited Partnership)

Jiaxing Nuoxin Investment Partnership (Limited Partnership)

Fortune Wisdom Venture Capital Co., Ltd.

Newplus iDream Investment Partnership (Limited Partnership)

Shanghai Super Star Venture Capital Partners (Limited Partnership)

Guangxi Xi Hui He Ying Investment Management Partnership (Limited Partnership)

Shanghai Greenwoods Asset Management Limited

Shanghai Weiying Gefei Investment Management Ltd.

Hengqin Dream Yongtai Equity Investment Enterprise (Limited Partnership)

Hengqin Dream Ruitong Equity Investment Enterprise (Limited Partnership)

(Names of Persons Filing Statement)

Class A ordinary shares and Class B ordinary shares, par value $0.0001 per share

American Depositary Shares, evidenced by American Depositary Receipts, each of which represents four

Class A ordinary shares

(Title of Class of Securities)

45173K 101 1

(CUSIP Number)

1	This CUSIP number applies to the Issuer’s American Depositary Shares, each of which represents four Class A ordinary shares.

iDreamSky Technology Limited	Ruipu Lehua (Tianjin) Investment Center (Limited
16/F, A3 Building, Kexing Science Park	Partnership)
15 Keyuan Road North, Nanshan District	1539 Nanjing West Road
Shenzhen, Guangdong, 518057	Jing’an Kerry Center, Tower 2, Suite 1801
The People’s Republic of China	Shanghai 200040
Tel: +86 755 8668 5111	The People’s Republic of China
Tel: +86 21 6288 7757
Dream Technology Holdings Limited
Dream Investment Holdings Limited	Peking Pusi Investment Co., Ltd.
Dream Merger Sub Limited	1605 A Block Wanda Plaza, 93 Jianguo Road
c/o 16/F, A3 Building, Kexing Science Park	Chaoyang District, Beijing 100026
15 Keyuan Road North, Nanshan District	The People’s Republic of China
Shenzhen, Guangdong, 518057	Tel: +86 10 6581 8630
The People’s Republic of China
Tel: +86 755 8668 5111	V Capital Company Limited
Room 2603, Dongyin Center Tower A
Mr. Michael Xiangyu Chen	500 Hongbaoshi Road, Shanghai 201103
c/o 16/F, A3 Building, Kexing Science Park	The People’s Republic of China
15 Keyuan Road North, Nanshan District	Tel: +86 21 6381 8851
Shenzhen, Guangdong, 518057
The People’s Republic of China	LT Prosperity (Tianjin) Asset Management LLP
Tel: +86 755 8668 5111	1-103-16, 482 Shengtaicheng Dongmanzhonglu
Chuangzhi Tower
Mr. Anfernee Song Guan	Tianjin 300480
c/o 16/F, A3 Building, Kexing Science Park	The People’s Republic of China
15 Keyuan Road North, Nanshan District	Tel: +86 22 6629 2208
Shenzhen, Guangdong, 518057
The People’s Republic of China	Jiaxing Yaming Investment Partnership (Limited
Tel: +86 755 8668 5111	Partnership)
Room 4705, Jinmao Tower, 88 Century Avenue
Mr. Jeffrey Lyndon Ko	Pudong, Shanghai 200121
c/o 16/F, A3 Building, Kexing Science Park	The People’s Republic of China
15 Keyuan Road North, Nanshan District	Tel: +86 21 6390 1600
Shenzhen, Guangdong, 518057
The People’s Republic of China	Jiaxing Nuoxin Investment Partnership (Limited
Tel: +86 755 8668 5111	Partnership)
4705, Jinmao Tower, 88 Century Avenue
Dream Data Services Limited	Pudong New Area, Shanghai 200121
c/o 16/F, A3 Building, Kexing Science Park	The People’s Republic of China
15 Keyuan Road North, Nanshan District	Tel: +86 21 6390 1600
Shenzhen, Guangdong, 518057
The People’s Republic of China	Fortune Wisdom Venture Capital Co., Ltd.
Tel: +86 755 8668 5111	23/F, Special Zone Press Building
Shenzhen 518009
DT01 Holding International Limited	The People’s Republic of China
c/o 16/F, A3 Building, Kexing Science Park	Tel: +86 755 8351 5108
15 Keyuan Road North, Nanshan District
Shenzhen, Guangdong, 518057	Newplus iDream Investment Partnership (Limited
The People’s Republic of China	Partnership)
Tel: +86 755 8668 5111	Room 2001, National Building
1465 Beijing West Road
Shipshape Holdings Limited	Jing An District, Shanghai
c/o 16/F, A3 Building, Kexing Science Park	The People’s Republic of China
15 Keyuan Road North, Nanshan District	Tel: +86 187 1773 3142
Shenzhen, Guangdong, 518057
The People’s Republic of China	Shanghai Super Star Venture Capital Partners (Limited
Tel: +86 755 8668 5111	Partnership)
Building CF05, No.1 Balizhuangdongli
Prometheus Capital (International) Co, Ltd	Chaoyang District, Beijing
1605 A Block Wanda Plaza, 93 Jianguo Road	The People’s Republic of China
Chaoyang District, Beijing 100026	Tel: +86 139 1099 1697
The People’s Republic of China
Tel: +86 10 6581 8630	Guangxi Xi Hui He Ying Investment Management
Partnership (Limited Partnership)
11/F, Guangxi Xinyi Finance and Investment
THL A19 Limited	Building
Level 29, Three Pacific Place	38 Shuangyong Road
1 Queen’s Road East, Wanchai, Hong Kong	Nanning City 530021, Guangxi Province
Tel: +852 3148 5100	The People’s Republic of China
Tel: +86 771 577 6646
Kingsun (Shanghai) Investment Co., Ltd.
Room 1601, Huaxia Bank Tower	Shanghai Greenwoods Asset Management Limited
256 South Pudong Road, Shanghai 200120	27/F, Kerry Parkside Office, 1155 Fangdian Road
The People’s Republic of China	Pudong, Shanghai 201204
Tel: +86 186 1682 3371	The People’s Republic of China
Tel: +86 21 2083 0300
Beijing Junlianxinhai Private Equity Investment
Partnership (Limited Partnership)	Shanghai Weiying Gefei Investment Management Ltd.
211B, 2F, Tower A	Zone 10 of Huitong Time Square
No. 2 Kexueyuan South Road	1 Yaojiayuan South Street
Haidian District, Beijing 100190	Chaoyang, Beijing 100123
The People’s Republic of China	The People’s Republic of China
Tel: +86 10 6250 9351	Tel: +86 10 5732 1333-6071

Hengqin Dream Yongtai Equity Investment Enterprise
(Limited Partnership)
16/F, A3 Bld, Kexing Science Park
Nanshan District, Shenzhen
The People’s Republic of China
Tel: +86 755 8668 5111

Hengqin Dream Ruitong Equity Investment Enterprise
(Limited Partnership)
16/F, A3 Bld, Kexing Science Park
Nanshan District, Shenzhen
The People’s Republic of China
Tel: +86 755 8668 5111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Paul Strecker, Esq.	David Zhang, Esq.
Shearman & Sterling	Jesse Sheley, Esq.
12th Floor, Gloucester Tower	Kirkland & Ellis
The Landmark	26th Floor, Gloucester Tower
15 Queen’s Road Central	The Landmark
Hong Kong	15 Queen’s Road Central
Tel: +852 2978 8038	Hong Kong
Tel: +852 3761 3300

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$678,808,997.50	$68,356.07

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment of $3.50 per share for the 184,703,729 issued and outstanding Class A and Class B ordinary shares of the issuer (including shares represented by American depositary shares) subject to the transaction plus (b) the product of 360,000 Class A ordinary shares issuable under all outstanding and unexercised options multiplied by $2.22 per share (which is the difference between the $3.50 per share merger consideration and the weighted average exercise price of $1.28 per share) plus (c) the product of 9,013,356 Class A ordinary shares underlying all outstanding restricted shares multiplied by $3.50 per share ((a), (b), and (c) together, the “Transaction Valuation”).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, issued on August 27, 2015, was calculated by multiplying the Transaction Valuation by 0.0001007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

		Page
Item 15	Additional Information	2
Item 16	Exhibits	3

INTRODUCTION

This Amendment No.5 (this “Final Amendment”) to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) iDreamSky Technology Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Class A and Class B ordinary shares, par value $0.0001 per share (each, a “Share”), including the Shares represented by the American depositary shares (each an “ADS,” or collectively, the “ADSs”), each of which represents four Class A ordinary shares of the Company, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Dream Technology Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdco”) controlled by the Buyer Group (as defined below); (c) Dream Investment Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Holdco (“Parent”); (d) Dream Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (e) Mr. Michael Xiangyu Chen, chief executive officer and chairman of the board of directors of the Company (the “Board”) (“Mr. Chen”); (f) Mr. Anfernee Song Guan, chief technology officer and a director of the Company (“Mr. Guan”); (g) Mr. Jeffrey Lyndon Ko, a director and president of the Company; (h) Dream Data Services Limited, a BVI business company incorporated with limited liability under the laws of the British Virgin Islands (“Dream Data”); (i) DT01 Holding International Limited, a BVI business company incorporated with limited liability under the laws of the British Virgin Islands (“DT01”); (j) Shipshape Holdings Limited, a BVI business company with limited liability under the laws of the British Virgin Islands; (k) THL A19 Limited, a BVI business company incorporated with limited liability under the laws of the British Virgin Islands (“THL”); (l) Prometheus Capital (International) Co, Ltd, a BVI business company incorporated with limited liability under the laws of the British Virgin Islands (“Prometheus”); (m) Kingsun (Shanghai) Investment Co., Ltd., a company incorporated with limited liability under the laws of the People’s Republic of China (the “PRC”) (“Kingsun”); (n) Beijing Junlianxinhai Private Equity Investment Partnership (Limited Partnership), a limited partnership registered in the PRC (“Junlianxinhai”); (o) Ruipu Lehua (Tianjin) Investment Center (Limited Partnership), a limited partnership registered in the PRC (“Ruipu Lehua”); (p) Peking Pusi Investment Co., Ltd., a company incorporated with limited liability under the laws of the PRC (“Peking Pusi”); (q) V Capital Company Limited, a company incorporated with limited liability under the laws of the PRC (“V Capital”); (r) LT Prosperity (Tianjin) Asset Management LLP, a limited partnership registered in the PRC (“LT Prosperity”); (s) Jiaxing Yaming Investment Partnership (Limited Partnership), a limited partnership registered in the PRC (“Jiaxing Yaming”); (t) Jiaxing Nuoxin Investment Partnership (Limited Partnership), a limited partnership registered in the PRC (“Jiaxing Nuoxin”); (u) Fortune Wisdom Venture Capital Co., Ltd., a company incorporated with limited liability under the laws of the PRC (“Fortune”); (v) Newplus iDream Investment Partnership (Limited Partnership), a limited partnership registered in the PRC (“Newplus”); (w) Shanghai Super Star Venture Capital Partners (Limited Partnership), a limited partnership registered in the PRC (“Super Star”); (x) Guangxi Xi Hui He Ying Investment Management Partnership (Limited Partnership), a limited partnership registered in the PRC (“Xi Hui He Ying”); (y) Shanghai Greenwoods Asset Management Limited, a company incorporated with limited liability under the laws of the PRC (“Greenwoods”); (z) Shanghai Weiying Gefei Investment Management Ltd., a company incorporated with limited liability under the laws of the PRC (“Weiying Gefei”); (aa) Hengqin Dream Yongtai Equity Investment Enterprise (Limited Partnership), a limited partnership registered in the PRC (“Yongtai”) and (bb) Hengqin Dream Ruitong Equity Investment Enterprise (Limited Partnership), a limited partnership registered in the PRC (“Ruitong”). Mr. Chen, Mr. Guan, Kingsun, Junlianxinhai, Ruipu Lehua, Peking Pusi, V Capital, LT Prosperity, Jiaxing Yaming, Jiaxing Nuoxin, Fortune, Newplus, Super Star, Xi Hui He Ying, Greenwoods, Weiying Gefei, Yongtai and Ruitong are collectively referred to as the “Sponsors”. Dream Data, DT01, THL and Prometheus are collectively referred to as the “Rollover Shareholders”. Holdco, Parent, Merger Sub, the Rollover Shareholders and the Sponsors are collectively referred to as the “Buyer Group”.

This transaction statement relates to the agreement and plan of merger, dated as of December 31, 2015, among Parent, Merger Sub and the Company (the “merger agreement”) providing for the merger of Merger Sub with and into the Company (the “merger”) in accordance with the Companies Law (as amended) of the Cayman Islands (the “CICL”), with the Company continuing as the surviving corporation (“surviving corporation”) after the merger as a wholly owned subsidiary of Parent.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.

Item 15 Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On May 16, 2016, at 10:00 a.m. (Hong Kong time), an extraordinary general meeting of the shareholders of the Company was held at Shearman & Sterling’s office at 12th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong. At the extraordinary general meeting, the shareholders of the Company voted in favor of, among others, the proposal to authorize and approve the merger agreement, the plan of merger substantially in the form attached as Exhibit A to the merger agreement (the “plan of merger”) and the transactions contemplated by the merger agreement, including the merger.

On September 7, 2016, the Company and Merger Sub filed the plan of merger with the Cayman Islands Registrar of Companies, pursuant to which the merger became effective on September 7, 2016. As a result of the merger, the Company ceased to be a publicly traded company and became wholly owned by Parent.

At the effective time of the merger (the “Effective Time”), each Share (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time, other than (a) the Rollover Shares (as defined in the proxy statement), (b) Shares (including Shares represented by ADSs) owned by Holdco, Parent, Merger Sub or the Company (as treasury shares, if any) or by any direct or indirect wholly owned subsidiary of Holdco, Parent, Merger Sub or the Company, (c) Shares (including Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise or vesting of Company Share Awards (as defined below), and (d) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the CICL (the “Dissenting Shares”) (Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”) has been cancelled in exchange for the right to receive $3.50 in cash per Share without interest and net of any applicable withholding taxes, and for the avoidance of doubt, because each ADS represent four Class A ordinary shares, each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) has been cancelled in exchange for the right to receive $14.00 in cash per ADS without interest and net of any applicable withholding taxes (less up to $0.05 per ADS cancellation fees and $0.02 per ADS depositary services fees pursuant to the terms and conditions of the deposit agreement, dated August 6, 2014 between the Company and The Bank of New York Mellon (the “ADS depositary”) and the holders and beneficial owners from time to time of ADSs issued thereunder, as may be amended from time to time (the “Deposit Agreement”)). The Excluded Shares other than Dissenting Shares has been cancelled for no consideration. Each of the Dissenting Shares has been cancelled and each holder thereof is entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with the CICL.

In addition, at the Effective Time, the Company terminated the Company’s 2012 Share Incentive Plan and 2014 Share Incentive Plan (collectively, the “Share Incentive Plans”), terminated all relevant award agreements entered into under the Share Incentive Plans, and cancelled all options to purchase Class A ordinary shares (the “Company Options”) and all restricted Class A ordinary shares (the “Restricted Shares”, collectively with the Company Options, the “Company Share Awards”) granted under the Share Incentive Plans that are then outstanding, whether or not vested or exercisable.

At the Effective Time, (a) each Company Option vested on or prior to the Effective time (a “Vested Company Option”) has been cancelled in exchange for the right to receive a cash amount equal to the excess of $3.50 over the applicable per share exercise price of such Company Option, and (b) each Company Option not vested on or prior to the Effective Time (an “Unvested Company Option”) has been cancelled in exchange for a right to receive an award of Holdco to purchase a number of ordinary shares of Holdco (“Holdco Shares”) not less than the number of Shares underlying such Unvested Company Option, with equivalent or greater economic value as such Unvested Company Option under the terms to be determined by Parent.

At the Effective Time, (a) each outstanding Restricted Share that is not held by members of the special committee (the “Special Committee”) of the Board has been cancelled in exchange for a right to receive an award of Holdco to purchase a number of Holdco Shares not less than the number of Shares underlying such Restricted Share, with equivalent or greater economic value as such Restricted Share under the terms to be determined by Parent, and (b) each outstanding Restricted Share that is held by members of the Special Committee has been cancelled in exchange for a right to receive $3.50 in cash.

As a result of the merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market (“NASDAQ”) and the ADS program for the Shares will terminate. NASDAQ has filed an application on Form 25 with the SEC to remove the ADSs from listing on NASDAQ and withdraw registration of the Company’s registered securities under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in approximately ten days. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16 Exhibits

(a)-(1)*	Proxy Statement of the Company dated April 18, 2016 (the “proxy statement”).

(a)-(2)*	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)*	Form of Proxy Card, incorporated herein by reference to Annex E to the proxy statement.

(a)-(4)*	ADS Voting Instructions Card, incorporated herein by reference to Annex F to the proxy statement.

(a)-(5)	Press Release issued by the Company, dated December 31, 2015 incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 31, 2015.

(b)-(1)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Mr. Chen, incorporated herein by reference to Exhibit 99.6 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(2)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Mr. Guan, incorporated herein by reference to Exhibit 99.7 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(3)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Kingsun, incorporated herein by reference to Exhibit 99.8 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(4)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Junlianxinhai, incorporated herein by reference to Exhibit 99.9 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(5)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Ruipu Lehua, incorporated herein by reference to Exhibit 99.10 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(6)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Peking Pusi, incorporated herein by reference to Exhibit 99.11 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(7)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and V Capital, incorporated herein by reference to Exhibit 99.12 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(8)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and LT Prosperity, incorporated herein by reference to Exhibit 99.13 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(9)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Jiaxing Yaming, incorporated herein by reference to Exhibit 99.14 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(10)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Jiaxing Nuoxin, incorporated herein by reference to Exhibit 99.15 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(11)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Fortune, incorporated herein by reference to Exhibit 99.16 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(12)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Newplus, incorporated herein by reference to Exhibit 99.17 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(13)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Super Star, incorporated herein by reference to Exhibit 99.18 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(14)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Xi Hui He Ying, incorporated herein by reference to Exhibit 99.19 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(15)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Greenwoods, incorporated herein by reference to Exhibit 99.20 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(16)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Weiying Gefei, incorporated herein by reference to Exhibit 99.21 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(17)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Yongtai, incorporated herein by reference to Exhibit 99.22 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(18)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Ruitong, incorporated herein by reference to Exhibit 99.23 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(19)	Debt Commitment Letter, dated December 31, 2015, by and between Merger Sub and Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch, incorporated herein by reference to Exhibit 99.5 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(20)*	Fee Letter, dated December 31, 2015, by and between Merger Sub and Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch.

(c)-(1)*	Opinion of Duff & Phelps, LLC, dated December 31, 2015, incorporated herein by reference to Annex B to the proxy statement.

(c)-(2)*	Discussion materials prepared by Duff & Phelps, LLC for discussion with the Special Committee, dated December 31, 2015.

(d)-(1)*	Agreement and Plan of Merger, dated as of December 31, 2015, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)	Support Agreement, dated December 31, 2015, by and among the Parent, Holdco, Rollover Shareholders, Shipshape Holdings Limited, Ultimate Lenovo Limited, Redpoint Associates IV, L.L.C., Redpoint Ventures IV, L.P., LC Fund V, L.P. and LC Parallel Fund V, L.P., incorporated herein by reference to Exhibit 99.4 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(3)	Limited Guarantee, dated December 31, by Mr. Chen in favor of the Company, incorporated herein by reference to Exhibit 99.24 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(4)	Limited Guarantee, dated December 31, by Mr. Guan in favor of the Company, incorporated herein by reference to Exhibit 99.25 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(5)	Limited Guarantee, dated December 31, by Kingsun in favor of the Company, incorporated herein by reference to Exhibit 99.26 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(6)	Limited Guarantee, dated December 31, by Junlianxinhai in favor of the Company, incorporated herein by reference to Exhibit 99. 27to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(7)	Limited Guarantee, dated December 31, by Ruipu Lehua in favor of the Company, incorporated herein by reference to Exhibit 99.28 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(8)	Limited Guarantee, dated December 31, by Peking Pusi in favor of the Company, incorporated herein by reference to Exhibit 99.29 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(9)	Limited Guarantee, dated December 31, by V Capital in favor of the Company, incorporated herein by reference to Exhibit 99.30 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(10)	Limited Guarantee, dated December 31, by LT Prosperity in favor of the Company, incorporated herein by reference to Exhibit 99.31 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(11)	Limited Guarantee, dated December 31, by Jiaxing Yaming in favor of the Company, incorporated herein by reference to Exhibit 99.32 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(12)	Limited Guarantee, dated December 31, by Jiaxing Nuoxin in favor of the Company, incorporated herein by reference to Exhibit 99.33 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(13)	Limited Guarantee, dated December 31, by Fortune in favor of the Company, incorporated herein by reference to Exhibit 99.34 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(14)	Limited Guarantee, dated December 31, by Newplus in favor of the Company, incorporated herein by reference to Exhibit 99.35 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(15)	Limited Guarantee, dated December 31, by Super Star in favor of the Company, incorporated herein by reference to Exhibit 99.36 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(16)	Limited Guarantee, dated December 31, by Xi Hui He Ying In in favor of the Company, incorporated herein by reference to Exhibit 99.37 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(17)	Limited Guarantee, dated December 31, by Greenwoods in favor of the Company, incorporated herein by reference to Exhibit 99.38 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(18)	Limited Guarantee, dated December 31, by Weiying Gefei in favor of the Company, incorporated herein by reference to Exhibit 99.39 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(19)	Limited Guarantee, dated December 31, by Ruitong in favor of the Company, incorporated herein by reference to Exhibit 99.40 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(20)	Interim Investors Agreement, dated December 31, 2015, by and among Holdco, Parent, Merger Sub, Rollover Shareholders and Sponsors, incorporated herein by reference to Exhibit 99.3 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(f)-(1)*	Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement.

(f)-(2)*	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

* Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 7, 2016

iDreamSky Technology Limited

By:	/s/ Ruby Rong Lu
Name: Ruby Rong Lu
Title: Chairman of the Special Committee

Dream Technology Holdings Limited

By:	/s/ Michael Xiangyu Chen
Name: Michael Xiangyu Chen
Title: Director

Dream Investment Holdings Limited

By:	/s/ Michael Xiangyu Chen
Name: Michael Xiangyu Chen
Title: Director

Dream Merger Sub Limited

By:	/s/ Michael Xiangyu Chen
Name: Michael Xiangyu Chen
Title: Director

Michael Xiangyu Chen

By:	/s/ Michael Xiangyu Chen

Anfernee Song Guan

By:	/s/ Anfernee Song Guan

Jeffrey Lyndon Ko

By:	/s/ Jeffrey Lyndon Ko

Dream Data Services Limited

By:	/s/ Michael Xiangyu Chen
Name: Michael Xiangyu Chen
Title: Director

DT01 Holding International Limited

By:	/s/ Anfernee Song Guan
Name: Anfernee Song Guan
Title: Director

Shipshape Holdings Limited

By:	/s/ Jeffrey Lyndon Ko
Name: Jeffrey Lyndon Ko
Title: Director

THL A19 Limited

By:	/s/ Lau Zhiping Martin
Name: Lau Zhiping Martin
Title: Authorised Signatory

Prometheus Capital (International) Co, Ltd

By:	/s/ Sicong Wang
Name: Sicong Wang
Title: Director

Kingsun (Shanghai) Investment Co., Ltd.

By:	/s/ Xiaowei Wu
Name: Xiaowei Wu
Title: Chairman

Beijing Junlianxinhai Private Equity Investment Partnership (Limited Partnership)

By:	/s/ Jiaqing Li
Name: Jiaqing Li
Title: Authorized Representative, Director and General Manager

Ruipu Lehua (Tianjin) Investment Center (Limited Partnership)

By:	/s/ Mingchen Zhang
Name: Mingchen Zhang
Title: Executive Director

Peking Pusi Investment Co., Ltd.

By:	/s/ Sicong Wang
Name: Sicong Wang
Title: Chairman

V Capital Company Limited

By:	/s/ Weiqing Tang
Name: Weiqing Tang
Title: Partner

LT Prosperity (Tianjin) Asset Management LLP

By:	/s/ Xu Peng
Name: Xu Peng
Title: Partner

Jiaxing Yaming Investment Partnership (Limited Partnership)

By:	/s/ Lina Zhu
Name: Lina Zhu
Title: Authorized Representative of Executive Partner

Jiaxing Nuoxin Investment Partnership (Limited Partnership)

By:	/s/ Jingyuan Liang
Name: Jingyuan Liang
Title: Managing Partner

Fortune Wisdom Venture Capital Co., Ltd.

By:	/s/ Zhou Liu
Name: Zhou Liu
Title: Chairman and Founding Partner

Newplus iDream Investment Partnership (Limited Partnership)

By:	/s/ Jun Wang
Name: Jun Wang
Title: Authorized Representative

Shanghai Super Star Venture Capital Partners (Limited Partnership)

By:	/s/ Zhenquan Ren
Name: Zhenquan Ren
Title: Authorized Representative of Executive Partner

Guangxi Xi Hui He Ying Investment Management Partnership (Limited Partnership)

By:	/s/ Guangyi Huang
Name: Guangyi Huang
Title: Director

Shanghai Greenwoods Asset Management Limited

By:	/s/ Jinzhi Jiang
Name: Jinzhi Jiang
Title: Chief Executive Officer

Shanghai Weiying Gefei Investment Management Ltd.

By:	/s/ Shi Lei
Name: Shi Lei
Title: Director

Hengqin Dream Yongtai Equity Investment Enterprise (Limited Partnership)

By:	/s/ Junwen Lei
Name: Junwen Lei
Title: Executive Representative

Hengqin Dream Ruitong Equity Investment Enterprise (Limited Partnership)

By:	/s/ Heng Zhang
Name: Heng Zhang
Title: Executive Representative

Exhibit Index

(a)-(1)*	Proxy Statement of the Company dated April 18, 2016 (the “proxy statement”).

(a)-(2)*	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)*	Form of Proxy Card, incorporated herein by reference to Annex E to the proxy statement.

(a)-(4)*	ADS Voting Instructions Card, incorporated herein by reference to Annex F to the proxy statement.

(a)-(5)	Press Release issued by the Company, dated December 31, 2015 incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 31, 2015.

(b)-(1)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Mr. Chen, incorporated herein by reference to Exhibit 99.6 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(2)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Mr. Guan, incorporated herein by reference to Exhibit 99.7 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(3)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Kingsun, incorporated herein by reference to Exhibit 99.8 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(4)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Junlianxinhai, incorporated herein by reference to Exhibit 99.9 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(5)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Ruipu Lehua, incorporated herein by reference to Exhibit 99.10 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(6)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Peking Pusi, incorporated herein by reference to Exhibit 99.11 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(7)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and V Capital, incorporated herein by reference to Exhibit 99.12 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(8)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and LT Prosperity, incorporated herein by reference to Exhibit 99.13 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(9)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Jiaxing Yaming, incorporated herein by reference to Exhibit 99.14 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(10)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Jiaxing Nuoxin, incorporated herein by reference to Exhibit 99.15 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(11)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Fortune, incorporated herein by reference to Exhibit 99.16 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(12)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Newplus, incorporated herein by reference to Exhibit 99.17 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(13)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Super Star, incorporated herein by reference to Exhibit 99.18 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(14)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Xi Hui He Ying, incorporated herein by reference to Exhibit 99.19 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(15)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Greenwoods, incorporated herein by reference to Exhibit 99.20 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(16)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Weiying Gefei, incorporated herein by reference to Exhibit 99.21 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(17)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Yongtai, incorporated herein by reference to Exhibit 99.22 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(18)	Equity Commitment Letter, dated December 31, 2015, by and among Holdco, Parent and Ruitong, incorporated herein by reference to Exhibit 99.23 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(19)	Debt Commitment Letter, dated December 31, 2015, by and between Merger Sub and Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch, incorporated herein by reference to Exhibit 99.5 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(b)-(20)*	Fee Letter, dated December 31, 2015, by and between Merger Sub and Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch.

(c)-(1)*	Opinion of Duff & Phelps, LLC, dated December 31, 2015, incorporated herein by reference to Annex B to the proxy statement.

(c)-(2)*	Discussion materials prepared by Duff & Phelps, LLC for discussion with the Special Committee, dated December 31, 2015.

(d)-(1)*	Agreement and Plan of Merger, dated as of December 31, 2015, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)	Support Agreement, dated December 31, 2015, by and among the Parent, Holdco, Rollover Shareholders, Shipshape Holdings Limited, Ultimate Lenovo Limited, Redpoint Associates IV, L.L.C., Redpoint Ventures IV, L.P., LC Fund V, L.P. and LC Parallel Fund V, L.P., incorporated herein by reference to Exhibit 99.4 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(3)	Limited Guarantee, dated December 31, by Mr. Chen in favor of the Company, incorporated herein by reference to Exhibit 99.24 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(4)	Limited Guarantee, dated December 31, by Mr. Guan in favor of the Company, incorporated herein by reference to Exhibit 99.25 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(5)	Limited Guarantee, dated December 31, by Kingsun in favor of the Company, incorporated herein by reference to Exhibit 99.26 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(6)	Limited Guarantee, dated December 31, by Junlianxinhai in favor of the Company, incorporated herein by reference to Exhibit 99.27 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(7)	Limited Guarantee, dated December 31, by Ruipu Lehua in favor of the Company, incorporated herein by reference to Exhibit 99.28 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(8)	Limited Guarantee, dated December 31, by Peking Pusi in favor of the Company, incorporated herein by reference to Exhibit 99.29 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(9)	Limited Guarantee, dated December 31, by V Capital in favor of the Company, incorporated herein by reference to Exhibit 99.30 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(10)	Limited Guarantee, dated December 31, by LT Prosperity in favor of the Company, incorporated herein by reference to Exhibit 99.31 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(11)	Limited Guarantee, dated December 31, by Jiaxing Yaming in favor of the Company, incorporated herein by reference to Exhibit 99.32 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(12)	Limited Guarantee, dated December 31, by Jiaxing Nuoxin in favor of the Company, incorporated herein by reference to Exhibit 99.33 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(13)	Limited Guarantee, dated December 31, by Fortune in favor of the Company, incorporated herein by reference to Exhibit 99.34 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(14)	Limited Guarantee, dated December 31, by Newplus in favor of the Company, incorporated herein by reference to Exhibit 99.35 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(15)	Limited Guarantee, dated December 31, by Super Star in favor of the Company, incorporated herein by reference to Exhibit 99.36 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(16)	Limited Guarantee, dated December 31, by Xi Hui He Ying In in favor of the Company, incorporated herein by reference to Exhibit 99.37 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(17)	Limited Guarantee, dated December 31, by Greenwoods in favor of the Company, incorporated herein by reference to Exhibit 99.38 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(18)	Limited Guarantee, dated December 31, by Weiying Gefei in favor of the Company, incorporated herein by reference to Exhibit 99.39 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(19)	Limited Guarantee, dated December 31, by Ruitong in favor of the Company, incorporated herein by reference to Exhibit 99.40 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(d)-(20)	Interim Investors Agreement, dated December 31, 2015, by and among Holdco, Parent, Merger Sub, Rollover Shareholders and Sponsors, incorporated herein by reference to Exhibit 99.3 to the Schedule 13D filed by Mr. Chen, MICH and Dream Data on January 8, 2016.

(f)-(1)*	Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement.

(f)-(2)*	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

* Previously filed